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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 18, 2024

Dear Sir/ Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated June 14, 2024, regarding the captioned subject. The Board, at their meeting held on July 17-18, 2024 transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter ended June 30, 2024;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter ended June 30, 2024;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter ended June 30, 2024;

Stock grants

4. Based on the recommendation of the Nomination and Remuneration Committee, approved the grant of 32,850 RSUs to six eligible employees under the 2015 plan w.e.f. August 1, 2024. These RSUs will vest equally over a period of three to four years.

Policies

5. Considered and approved amendments to the following policies:

   - Whistleblower policy
   - Code of Conduct and Ethics

   Copies of the policies will be made available on the website of the Company under the following link: https://www.infosys.com/investors.html.

The Board meeting was held on July 17 and 18, 2024. The Board meeting on July 18, 2024 commenced at 12.00 PM IST and concluded at 3.15 PM IST.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

We are hereby enclosing herewith the financial results and press releases for your information and records. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

Manikantha A.G.S.
Company Secretary
ACS - 21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com